Exhibit 99.1

ABN 53 075 582 740

ASX ANNOUNCEMENT

28 April 2023

Quarterly Activities and Cashflow Report

Bionomics Limited (ASX: BNO, Nasdaq: BNOX), (Bionomics or the Company) a clinical-stage biopharmaceutical company developing novel, allosteric ion channel modulators designed to transform the lives of patients suffering from serious central nervous system (CNS) disorders with high unmet medical need, today released its Appendix 4C – Quarterly Cashflow Report. Highlights during the Quarter ended 31 March 2023 (Quarter) and up to the date of this announcement include:

•
On 1 January 2023, Errol B. De Souza, Ph.D., assumed the role of Non-Executive Chairman of the Board of Directors. Dr. De Souza had previously served as Bionomics’ Executive Chairman from November 2018 through 31 December 2022.
•
On 5 January 2023, Spyridon “Spyros” Papapetropoulos, M.D., assumed the role of President and Chief Executive Officer (CEO).
•
On 18 January 2023, Bionomics filed the Notice of Extraordinary General Meeting and Proxy Form.
•
On 30 January 2023, Bionomics released its Appendix 4C – Quarterly Cashflow Report for the quarter ended 31 December 2022.
•
On 21 February 2023, Bionomics announced the results of the Extraordinary General Meeting in which all resolutions successfully passed.
•
On 23 February 2023, Bionomics released its Half-Year Report for the half-year ended 31 December 2022.
•
On 9 March 2023, Bionomics announced a comprehensive analysis of the data from its Phase 2 PREVAIL study of BNC210 in Social Anxiety Disorder (SAD), the results of which support the late-stage development of BNC210 in SAD.

The comprehensive analyses of PREVAIL’s results were discussed by Dr. Papapetropoulos and Bionomics Vice President of Strategy and Corporate Development Connor Bernstein in a webcast and conference call on 9 March 2023. A replay of the event is available here.

Bionomics is currently preparing for a U.S. Food and Drug Administration (FDA) End of Phase 2 Meeting to discuss a registrational program for BNC210 in SAD. Start-up activities for a planned Phase 3 trial of BNC210 in SAD are underway.

•
On 27 April 2023, Bionomics announced the completion of enrollment in ATTUNE, a Phase 2b double-blind, placebo-controlled, randomised study of BNC210 in patients with Post-Traumatic Stress Disorder (PTSD).

•
Payments for research and development expenditure during the Quarter decreased to $5.62 million mainly relating to the Phase 2 ATTUNE PTSD and PREVAIL SAD Study expenditures. This represents a decrease of 11.08% from the previous Quarter’s payments of $6.32 million.
•
The Company’s cash balance on 31 March 2023 was $22.45 million (31 December 2022: $30.70 million).

For the purpose of Listing Rule 4.7C.3, from 1 January 2023, Errol de Souza, former Executive Chairman, resumed the position of Non-Executive Chairman (following the appointment of the new CEO) and received a transitional payment of $503,000, on 5 January 2023, Spyros Papapetropoulos commenced employment as President, CEO and director, and was paid $266,000 during the quarter in accordance with the employment agreement, and the other Directors were paid fees of $101,000 during the quarter.

Activity Report

Consistent with prior guidance, Bionomics reported a comprehensive analysis of the data from its Phase 2 PREVAIL study of BNC210 in SAD in 1Q2023. Bionomics is pursuing start-up activities for a planned Phase 3 study of BNC210 in SAD and preparing for an End of Phase 2 Meeting with the FDA, which it expects will take place in 2H2023.

In addition, Bionomics continued over-seeing its recurring Independent Safety Review Committee meetings in the ongoing Phase 2b ATTUNE study of BNC210 in PTSD which completed enrollment and remains on track for mid-year completion and topline data readout expected in Calendar Year (CY)3Q 2023.

Finally, the Company has sufficient cash runway to support its ongoing activities through its anticipated milestones and into at least mid-2024.

Upcoming Milestones / Activities

•
Topline data from the Phase 2b ATTUNE study of BNC210 in PTSD expected in CY3Q 2023
•
An FDA End of Phase 2 Meeting to discuss a registrational program for BNC210 in SAD is anticipated in 2H2023
•
Targeting First Patient Dosed in a Phase 3 study of BNC210 in SAD in CY4Q 2023 / CY1Q 2024

Released on authority of the Board.

FOR FURTHER INFORMATION PLEASE CONTACT:

General: Ms. Suzanne Irwin Company Secretary +61 8 8150 7400 CoSec@bionomics.com.au	Investor Relations: Mr. Connor Bernstein Vice President, Strategy and Corporate Development +1 (650) 524-5143 cbernstein@bionomics.com.au

About Bionomics Limited

Bionomics Limited (ASX: BNO, Nasdaq: BNOX) is a clinical-stage biopharmaceutical company developing novel, allosteric ion channel modulators designed to transform the lives of patients suffering from serious central nervous system (CNS) disorders with high unmet medical need. Bionomics is advancing its lead drug candidate, BNC210, an oral, proprietary, selective negative allosteric modulator of the α7 nicotinic

Bionomics Limited | 200 Greenhill Road, South Australia, +61 8 8150 7400, ABN: 53 075 582 740

acetylcholine receptor, for the acute treatment of Social Anxiety Disorder (SAD) and chronic treatment of Post-Traumatic Stress Disorder (PTSD). Beyond BNC210, Bionomics has a strategic partnership with Merck & Co., Inc (known as MSD outside the United States and Canada) with two drugs in early-stage clinical trials for the treatment of cognitive deficits in Alzheimer’s disease and other central nervous system conditions.

www.bionomics.com.au

Factors Affecting Future Performance

This announcement contains “forward-looking” statements within the meaning of the U.S. federal securities laws. Any statements contained in this announcement that relate to prospective events or developments, including, without limitation, statements related to the Offering are deemed to be forward-looking statements. Words such as “believes,” “anticipates,” “plans,” “expects,” “projects,” “forecasts,” “will” and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Actual results could differ materially from those discussed in this ASX announcement.

Bionomics Limited | 200 Greenhill Road, South Australia, +61 8 8150 7400, ABN: 53 075 582 740

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities
subject to Listing Rule 4.7B

Name of entity
Bionomics Limited
ABN	Quarter ended (“current quarter”)
53 075 582 740	31 March 2023

1	Consolidated statement of cash flows	Current quarter $A’000	Year to date (9 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	-	-
1.2	Payments for
	(a) research and development	(5,618)	(15,443)
	(b) product manufacturing and operating costs	-	-
	(c) advertising and marketing	-	-
	(d) leased assets	-	-
	(e) staff costs	(550)	(1,425)
	(f) administration and corporate costs	(1,909)	(6,922)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	140	331
1.5	Interest and other costs of finance paid	(6)	(21)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives		6,720
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(7,943)	(16,760)

ASX Listing Rules Appendix 4C (17/07/20) Page 1

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

1	Consolidated statement of cash flows (continued)	Current quarter $A’000	Year to date (9 months) $A’000
2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.2	Proceeds from disposal of:
	(a) entities	-	-
	(b) businesses	-	-
	(b) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	-	-

ASX Listing Rules Appendix 4C (17/07/20) Page 2

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

1	Consolidated statement of cash flows (continued)	Current quarter $A’000	Year to date (9 months) $A’000
3	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)		7,419
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(266)	(1,652)
3.5	Proceeds from borrowings	-	-
3.6	Principal element of lease payments	(40)	(119)
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	(306)	5,648

4	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	30,699	33,565
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(7,943)	(16,760)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	-	-
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(306)	5,648
4.5	Effect of movement in exchange rates on cash held	(1)	(4)
4.6	Cash and cash equivalents at end of period	22.449	22,449

ASX Listing Rules Appendix 4C (17/07/20) Page 3

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

5	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	22,449	30,699
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	22,449	30,699

6	Payments to related parties of the entity and their associates	Current quarter $A'000
6.1(a)	Aggregate amount of payments to related parties and their associates included in item 1 (Director fees)	101
6.1(b)	Aggregate amount of payments to related parties and their associates included in item 1 (on 1 January 2023 Errol de Souza, former Executive Chairman, resumed the position of Non-Executive Chairman (following the appointment of the new CEO) and received during the quarter a transitional payment, as per his Employment Agreement)	503
6.1(c)	Aggregate amount of payments to related parties and their associates included in item 1 (on 5 January 2023, Spyros Papapetropoulos commenced employment as President, CEO and director, salary payment in accordance with the employment agreement)	266
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-
Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

ASX Listing Rules Appendix 4C (17/07/20) Page 4

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

7

Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-

7.5	Unused financing facilities available at quarter end		-
7.6

Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

8	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(7,943)
8.2	Cash and cash equivalents at quarter end (item 4.6)	22,449
8.3	Unused finance facilities available at quarter end (item 7.5)	-
8.4	Total available funding (item 8.2 + item 8.3)	22,449

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	2.83

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:
	8.6.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Answer:
	8.6.2

Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

	Answer:
	8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
	Answer:
	Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20) Page 5

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1 This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2 This statement gives a true and fair view of the matters disclosed.

Date: 28 April 2023

Authorised by: The Board

(Name of body or officer authorising release – see note 4)

Notes

1. This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2. If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3. Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4. If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5. If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20) Page 6

+ See chapter 19 of the ASX Listing Rules for defined terms.